SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.  1 )

HealthWarehouse.com, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
46205P100
(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
Page 1 of 4 pages
1	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46205P100	13D/A1	Page	2	of	4

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,994,468

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,994,468

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,994,468*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.3%

14	TYPE OF REPORTING PERSON*

IA
* The shares reported herein consist of (i) warrants to purchase 312,500 shares of common stock at an exercise price of $1.60 per share, (ii) a warrant to purchase 585,808 shares of common stock at an exercise price of $3.00 per share, (iii) 165,774 shares of Series B Preferred Stock, with each share of Series B Preferred Stock convertible into 5 shares of common stock, and (iv) convertible notes in the amount of $505,178.00, which are convertible into shares of Series B Preferred Stock at a price of $9.45 per share, with each share of Series B Preferred Stock convertible into 5 shares of common stock.
* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A1
This constitutes Amendment No. 1 to the statement on Schedule 13D (the “Amendment No. 1”) filed on behalf of Lloyd I. Miller III (“Miller” or the “Reporting Person”), dated and filed November 18, 2010 (the “Statement”), relating to the common stock (the “Common Stock”) of HealthWarehouse.com (the “Company” or “Issuer”). The Company’s principal executive offices are located at 7107 Industrial Road, Florence, Kentucky 41042. This Amendment No. 1 is being filed to report that since the filing of the Statement, a material change occurred in the percentage of the shares of Common Stock beneficially owned by Miller, solely as a result of a change in the aggregate number of outstanding shares. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 5. Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Miller may be deemed to beneficially own 1,994,468 shares of Common Stock, which is equal to 15.3% of the 13,077,394 outstanding shares. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 13,077,394 outstanding shares is the sum of the following amounts: (i) 11,082,926 outstanding shares of Common Stock, as set forth in the Company’s Form 10-Q filed on August 15, 2011, (ii) warrants to purchase 312,500 shares of Common Stock at an exercise price of $1.60 per share, (iii) a warrant to purchase 585,808 shares of Common Stock at an exercise price of $3.00 per share, (iv) 165,774 shares of Series B Preferred Stock, with each share of Series B Preferred Stock convertible at any time into 5 shares of Common Stock, and (v) Convertible Notes in the aggregate principal amount of $505,178.00, which are convertible into shares of Series B Preferred Stock at a price of $9.45 per share, with each share of Series B Preferred Stock convertible into 5 shares of common stock. As of the date hereof, 1,994,468 of the shares of Common Stock beneficially owned by Miller are owned of record by Milfam I.
     (b) Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam I.
     (c) Not Applicable.
     (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: August 23, 2011

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III